Section

FEB 29 2012

[redacted]

12014256

UNITED STATES

Washington, DC

123

S AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68491

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/1/10** (mm/dd/yy) AND ENDING **12/31/11** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FWS Retirement Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street, 12th Floor
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Sladky **415-399-6335**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Sladky**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **FWS Retirement Services, LLC**, as of **December 31, 2011**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

M Sladky

Signature

Managing Director

Title

Angela Starchina - Please See Attached

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT FORM

STATE OF CALIFORNIA)

COUNTY OF San Francisco)

Subscribed and sworn to (or affirmed) before me on this 28th day of

Feb., 2012 by Michael Sladky,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ANGELA STANCHINA
Commission # 1843618
Notary Public - California
San Francisco County
My Comm. Expires Apr 6, 2013

Angela Stanchina
NOTARY PUBLIC SIGNATURE (NOTARY SEAL)

OPTIONAL INFORMATION

THIS OPTIONAL INFORMATION SECTION IS NOT REQUIRED BY LAW BUT MAY BE BENEFICIAL TO PERSONS RELYING ON THIS NOTARIZED DOCUMENT.

TITLE OR TYPE OF DOCUMENT ______________________

DATE OF DOCUMENT ______________________

When executing a jurat, a notary shall administer an oath of affirmation to the affiant and shall determine, from satisfactory evidence, that the affiant is the person executing the document. The affiant shall sign the document in the presence of the notary.

FWS Retirement Services, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

FWS Retirement Services, LLC

Annual Audit Report

December 31, 2011

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

FWS Retirement Services, LLC

December 31, 2011

Table of Contents

Independent Auditor's Report	1
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	
Reconciliation with Company's Net Capital Computation	9
Schedule II:	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	11
Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	13

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Members
FWS Retirement Services, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of FWS Retirement Services, LLC, (the "Company") as of December 31, 2011, and the related statements of income, changes in members' equity, and cash flows for the period beginning November 1, 2010 and ending December 31, 2011 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FWS Retirement Services, LLC as of December 31, 2011, and the results of its operations and cash flows for the period from November 1, 2010 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst Wintter + Associates

February 25, 2012

FWS Retirement Services, LLC

Statement of Financial Condition

December 31, 2011

Assets	
Cash	$ 41,834
Commissions receivable	46,690
Prepaid expenses	539
Total Assets	$ 89,063
Liabilities and Members' Equity	
Accounts payable	$ 9,780
Members' Equity	79,283
Total Liabilities and Members' Equity	$ 89,063

See independent auditor's report and accompanying notes.

FWS Retirement Services, LLC

Statement of Income

For the Period from November 1, 2010 to December 31, 2011

Revenue	
Commissions	$ 581,120
Interest income	16
Total Revenue	581,136
Operating Expenses	
Professional fees	22,400
Other operating expenses	18,142
Total Expenses	40,542
Net Income	$ 540,594

See independent auditor's report and accompanying notes.

FWS Retirement Services, LLC

Statement of Changes in Members' Equity

For the Period from November 1, 2010 to December 31, 2011

	Class A Members
November 1, 2010	$ 28,050
Distributions	(489,361)
Net income	540,594
December 31, 2011	$ 79,283

See independent auditor's report and accompanying notes.

FWS Retirement Services, LLC

Statement of Cash Flows

For the Period from November 1, 2010 to December 31, 2011

Cash Flows from Operating Activities	
Net income	$ 540,594
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	(46,690)
Prepaid expenses	(539)
Increase (decrease) in:	
Accounts payable	9,780
Net Cash Provided by Operating Activities	503,145
Cash Flows from Financing Activities	
Distributions	(489,361)
Net Cash Used by Financing Activities	(489,361)
Net Increase in Cash and Cash Equivalents	13,784
Cash and cash equivalents at beginning of period	28,050
Cash and Cash Equivalents at End of Period	$ 41,834

See independent auditor's report and accompanying notes.

FWS Retirement Services, LLC

Notes to the Financial Statements

December 31, 2011

1. Organization

FWS Retirement Services, LLC (the "Company") was organized as a Delaware limited liability company on April 27, 2009. The Company is owned equally by its members, Frenkel Benefits, LLC and Woodruff-Sawyer & Co. ("WS"), (collectively, the "Class A Members") and operates in San Francisco, California.

The Company was formed as an accommodating broker dealer to receive commissions on the sales of retirement plan products and investment advisory services. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in November 2010.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Commissions Revenue
The Company earns commissions from the placement of retirement plan products and investment advisory services. These commissions are recorded when earned on a trade date basis.

Accounts Receivable
Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its members. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

3. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2011, the Company's net capital was $32,054, which exceeded the requirement by $27,054.

4. Related Party Transactions

The Company has an expense sharing agreement with WS. WS pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate WS. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

5. Member Interests

In accordance with the Operating Agreement (the "Agreement"), no member of the Company shall be personally liable for any debts, losses, or obligations of the Company. The Company, without limit, can issue Class A Member units and Class B Member units, but shall have no right to create a class of units superior to the Class A Units without written consent of a majority of the Class A Members. In general, any action required, must be approved by a majority vote of the Class A Members. The majority vote of the Class B Members is required under certain circumstances, as defined in the Agreement. The Class A Members shall have no right to surrender their interest voluntarily. The Class B Members may withdraw or be expelled from the Company as described in the Agreement. At December 31, 2011, there were no Class B Members.

In accordance with the Agreement, the net pass through income and pass through expenses, as defined, shall be allocated annually to each member. The Class A Member income, as defined, shall be allocated to the Class A Members. The net entity income and entity expenses, as defined, shall be allocated to each member in the ratio of units held to the total units outstanding at the end of the fiscal year.

6. Subsequent Events

The Company has evaluated subsequent events through February 25, 2012, the date which the financial statements were available to be issued.

On February 1, 2012, the Company admitted a Class B Member in accordance with the Agreement.

SUPPLEMENTAL INFORMATION

FWS Retirement Services, LLC
Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2011

Net Capital		
Total members' equity	$	79,283
Less: Non-allowable assets		
Commissions receivable		46,690
Prepaid expenses		539
Total non-allowable assets		47,229
Net Capital		32,054
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $9,780 or $5,000, whichever is greater		5,000
Excess Net Capital	$	27,054

Reconciliation with Company's Net Capital Computation (Included in Part II of Form X-17A-5 as of December 31, 2011)

There were no material differences noted in the Company's net capital computation at December 31, 2011

See independent auditor's report and accompanying notes.

FWS Retirement Services, LLC
Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Period Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commissions

For the Period Ended December 31, 2011

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Members
FWS Retirement Services, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of FWS Retirement Services, LLC, (the "Company") for the period beginning November 1, 2010 and ending December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company for the period beginning November 1, 2010 and ending December 31, 2011, and this report does not affect our report thereon dated February 25, 2012.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2012

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Members
FWS Retirement Services, LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by FWS Retirement Services, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting a $6,554 difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting a $6,549 difference;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting a $45 difference; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

E Wintter + Associates

February 25, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068491 FINRA DEC
FWS RETIREMENT SERVICES LLC 11*11
50 CALIFORNIA ST 12TH FL
SAN FRANCISCO CA 94111-4624

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 105

B. Less payment made with SIPC-6 filed (exclude interest) (67)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 38

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FWS RS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19 day of Jan, 20 11.

Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __________, 20___
and ending __________, 20___

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 574,582

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 532 997

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______________________________ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $ 41 585

2e. General Assessment @ .0025 — $ 105

(to page 1, line 2.A.)